UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Transdel Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89363T 100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89363T 100

1	NAMES OF REPORTING PERSONS The Abrams Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,562,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,562,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,562,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

Page 2 of 9 Pages

CUSIP No.	89363T 100

1	NAMES OF REPORTING PERSONS Jeffrey J. Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,604,500 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,604,500 (1)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,500 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) - Includes 1,562,500 shares held by The Abrams Family Trust (the “Abrams Trust”) and 42,000 option shares that are exercisable as of December 31, 2010.

Page 3 of 9 Pages

CUSIP No.	89363T 100

Item 1.
(a)	Name of Issuer:

Transdel Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4275 Executive Square, Suite 230 La Jolla, California 92037

Item 2.
(a)	Name of Person Filing:
This Schedule 13G is filed on behalf of The Abrams Family Trust (the “Abrams Trust”) and Jeffrey J. Abrams (collectively, the “Reporting Persons”). Jeffrey J. Abrams is a trustee of the Abrams Trust. The filing of the Schedule 13G shall not be construed as an admission that Mr. Abrams is the beneficial owner of any of the securities covered herein.
(b)	Address of Principal Business Office, or if none, Residence:

3395 Willard Street San Diego, California 92122

(c)	Citizenship:

Abrams Trust — United States Jeffrey J. Abrams — United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

89363T 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Page 4 of 9 Pages

CUSIP No.	89363T 100

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount beneficially owned:

1,604,500, which includes 1,562,500 shares held by the Abrams Trust and 42,000 option shares that are exercisable as of December 31, 2010 by Mr. Abrams.

(b)	Percent of Class:

Based on the number of shares outstanding as of December 31, 2010,

Abrams Trust: 9.8% Jeffrey J. Abrams: 10.0%

(c)	Number of Shares as to which the Reporting Person has:

Abrams Trust:
(i)	Sole power to vote or to direct to vote: -0-

(ii)	Shared power to vote or to direct to vote: 1,562,500

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,562,500
Jeffrey J. Abrams:
(v)	Sole power to vote or to direct to vote: 1,604,500

(vi)	Shared power to vote or to direct to vote: -0-

(vii)	Sole power to dispose or to direct the disposition of: 1,604,500

(viii)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Page 5 of 9 Pages

CUSIP No.	89363T 100

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 6 of 9 Pages

CUSIP No.	89363T 100
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2011

THE ABRAMS FAMILY TRUST
By:	/s/ Jeffrey J. Abrams, M.D.
Jeffrey J. Abrams, M.D.
Trustee

/s/ Jeffrey J. Abrams, M.D.
Jeffrey J. Abrams, M.D.

Page 7 of 9 Pages

CUSIP No.	89363T 100
EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement

Page 8 of 9 Pages